UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.)*


IPIX CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46059S200
(Cusip Number)

D. Stephen Morrow
NewSouth Capital Management, Inc.
1100 Ridgeway Loop Rd.
Suite 444
Memphis, TN  38120
(Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

April 19, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g),
check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).








1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON:

      NewSouth Capital Management, Inc.


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a): X
        (b):

3.    SEC USE ONLY

4.    SOURCE OF FUNDS:  WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS   2(d) or 2 (e):

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

7.   SOLE VOTING POWER

     1,283,886  (1)

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     1,087,930  (1)

10.  SHARED DISPOSITIVE POWER

     983,722    (2)

11.  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING
     PERSON

     2,071,652  (3)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.5%      (3)


14.  TYPE OF REPORTING PERSON*
     I/A

(1) On May 5, 2004 consists of (i) 363,136 shares of Common Stock issued upon conversion of shares of Series B Preferred Stock, and shares of Common Stock received in lieu of cash dividends payable on the Series B Preferred Stock and
(ii) 920,750 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock, each of which is convertible into 9.2075 shares of common stock
(subject to adjustment).

(2) On May 5, 2004 the Reporting Person shared power to dispose or direct the disposition of 983,722 shares of Common Stock with certain other investors (described in Item 5, below). Of such shares, the Reporting Person disclaims beneficial Ownership of 787,766 shares of Common Stock for purposes of
Section 13(d) or 13 (g) of the Securities Exchange Act of 1934, as amended.

(3) Calculated in accordance with Rule 13d-3 under the Securities and Exchange Act of 1934, as amended.

ITEM 1.   SECURITY AND ISSUER.

        This statement relates to the Common Stock, $.001 par value per share (the "Common Stock") of IPIX Corporation
(the "Company") and is being filed by NewSouth Capital
Management, Inc., ("NewSouth") for the accounts of its advisory clients.

        The principal executive offices of the Company are located at 3160 Crow Canyon Road, Suite 400
San Ramon, CA  94503, (925) 242-4000.

ITEM 2.   IDENTITY AND BACKGROUND.

        This statement is being filed by NewSouth Capital
Management, Inc.

State of Organization:   Tennessee
Principal Business:      Investment Adviser
Address:                 1100 Ridgeway Loop Road
                         Suite 444
                         Memphis, TN  38120

        The directors and executive officers of NewSouth and their business addresses are:

        Paul Trowbridge Gillespie, Jr., President and
Director, 1100 Ridgeway Loop Road, Suite 444, Memphis TN  38120

        David Stephen Morrow, Executive Vice President and
Director, 1100 Ridgeway Loop Road, Suite 444, Memphis, TN  38120

        Neither NewSouth nor Messrs. Gillespie or Morrow have, during the last five years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

        Neither NewSouth nor Messrs. Gillespie or Morrow have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding made subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        NewSouth purchased, for the accounts of certain advisory clients, 200,000 shares of Series B Preferred Stock on September 26, 2001 through the exercise of warrants assigned to NewSouths clients by Memphis Angels, LLC and for cash in the amount of $4,000,000 ($20 per share), the source of which was working capital available in the accounts of clients for which the shares were purchased. On
April 19, 2004, NewSouth acquired 969,837 shares of
Common Stock through (i) conversion of 93,750 shares of the Series B Preferred Stock at a ratio of 9.2075 common shares for each preferred share and (ii) election to receive Common Stock in lieu of cash dividends payable on the Series B Preferred Shares.

        On May 4, 2004, certain additional clients of NewSouth acquired 60,546 shares of the Common Stock, also through conversion of the Series B Preferred Stock and election to receive Common Stock in lieu of cash dividends payable on the Series B Preferred Stock.

ITEM 4.   PURPOSE OF THE TRANSACTION.

        NewSouth acquired the Series B Preferred Stock and the Common Stock for investment purposes on behalf of its clients. On April 19, 2004, NewSouth agreed with certain other Series B Preferred Stockholders (identified in Item 5 below, "Memphis Angels" and "First Avenue") to share power to dispose or direct the disposition of 4,333,371 shares of Common Stock by executing sales through a broker dealer in open market transactions (the "Disposition Agreement"). As of May 5,2004 NewSouth, Memphis Angels, and First Avenue had sold 3,349,649 shares of Common Stock through a broker-dealer. NewSouth's share of such sales was 667,247 shares of Common Stock.

        NewSouth has no current plans or proposals which relate to or would result in any transaction, change, or event specified in sections (b) through (j) of Item 4 of
Schedule 13D. NewSouth may acquire or dispose of additional shares of Common Stock through conversion of additional shares of Series B Preferred Stock or election to receive share dividends in lieu of cash and may purchase or dispose of shares of Common Stock through open market or private transactions. NewSouth will continue to evaluate the Company's business, its prospects for the future, and general economic and market conditions. NewSouth's decisions concerning the acquisition or disposition of the Company's securities will be based on these factors and the investment objectives of its clients.

        NewSouth disclaims beneficial ownership of the Common
Stock and Series B Preferred Stock held by Memphis Angels and First Avenue.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

        (a) NewSouth is deemed to be the beneficial owner of 2,071,652 shares of the Company's common stock held in its clients investment accounts. These shares, based on the capitalization of the Company on April 16, 2004
(as reported on its Form 10Q filed on April 19, 2004) represent approximately 12.5% of the voting power of the outstanding common stock and common stock issuable upon conversion of the Series B Preferred Stock held by NewSouth.

       (b) The parties to the Disposition Agreement with NewSouth are First Avenue Partners, L.P., a Tennessee limited partnership("First Avenue") and Memphis Angels, LLC, a Delaware, LLC ("Memphis Angels"). First Avenue is engaged in the business of investing in the securities of private and public companies. Its offices are located at 30 Burton Hills Boulevard,Nashville, TN 37215. Memphis Angels is engaged in the business of investing in securities of public and private technology companies. Its offices are located at 1661 International Drive, Suite 330, Memphis, TN 38120.
Memphis Angels, in its Schedule 13D filed on May 24, 2001 and subsequently amended, has filed as a member of a group which includes certain of its affiliates. For convenience, all such persons shall be referred to in this statement as "Memphis Angels."

        Based on information available to NewSouth, the parties to the Disposition Agreement with NewSouth had the following interests in the securities of the Company on May 5, 2004.

First Avenue Partners, L.P.
                                Common Stock         Percent of
                               Beneficially Owned       Class

Sole Voting Power                   1,091,752
Shared Voting Power                         0
Sole Dispositive Power                910,145
Shared Dispositive Power              983,722
Aggregate Amount Beneficially Owned 1,893,867           11.5%

Memphis Angels, LLC
                                Common Stock           Percent of
                              Beneficially Owned       Class

Sole Voting Power                   6,357,665
Shared Voting Power                         0
Sole Dispositive Power              5,751,506
Shared Dispositive Power              983,722
Aggregate Amount Beneficially Owned 6,735,228           31.9%

        (c) Transactions in the common stock of the Company by NewSouth and parties to the Disposition Agreement during the sixty days ended on May 5, 2004 are as follows:

April 13, 2004

        NewSouth: Issuance of 969,837 shares of common stock upon conversion of 93,750 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

        Memphis Angels: Issuance of 3,000,029 shares of common stock upon conversion of 290,000 shares of Series B
Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

        First Avenue: Issuance of 898,819 shares of common stock upon conversion of 86,885 shares of Series B
Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

April 20, 2004

        NewSouth: Sale of 327,916 shares of common stock for a price per share of $9.8563 in an open market transaction.

        Memphis Angels: Sale of 1,014,353 shares of common stock for a price per share of $9.8563 in an open market transaction.

        First Avenue: Sale of 303,904 shares of common stock for a price per share of $9.8563 in an open market transaction.


April 21, 2004

        NewSouth: Sale of 211,121 shares of common stock for a price per share of $9.0034 in an open market transaction.

        Memphis Angels: Sale of 653,068 shares of common stock for a price per share of $9.0034 in an open market transaction.

        First Avenue: Sale of 195,661 shares of common stock for a price per share of $9.0034 in an open market transaction.

April 22, 2004

        NewSouth: Sale of 27,061 shares of common stock for a price per share of $9.0001 in an open market transaction.

        Memphis Angels: Sale of 83,708 shares of common stock for a price per share of $9.0001 in an open market transaction.


        First Avenue: Sale of 25,079 shares of common stock for a price per share of $9.0001 in an open market transaction.

April 26, 2004

        NewSouth: Sale of 74,384 shares of common stock for a price per share of $9.0178 in an open market transaction.

        Memphis Angels: Sale of 230,095 shares of common stock for a price per share of $9.0178 in an open market transaction.


        First Avenue: Sale of 68,937 shares of common stock for a price per share of $9.0178 in an open market transaction.

April 27, 2004

        NewSouth: Sale of 26,765 shares of common stock for a price per share of $9.0120 in an open market transaction.

        Memphis Angels: Sale of 82,792 shares of common stock for a price per share of $9.0120 in an open market transaction.

        First Avenue: Sale of 24,805 shares of common stock for a price per share of $9.0120 in an open market transaction.

        (d) NewSouth's clients have the right to receive dividends from or proceeds from the sale of the Common Stock and the Series B Preferred Stock. NewSouth's clients whose interests relate to more than 5% of the Common Stock and the Common Stock issuable upon conversion of their Series B Preferred Stock are NewSouth Special Equities, L.P. and Photo-Op, LLC, which are private investment funds advised by NewSouth.

(e) Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        In addition to the Disposition Agreement, NewSouth entered into certain other agreements with the Company and the other investors in the Series B Preferred Stock, including Memphis Angels and First Avenue, in connection with its purchase of the Series B Preferred Stock.

        On September 26, 2001, NewSouth acquired the Series B Preferred Stock in a private transaction pursuant to a Securities Purchase Agreement. NewSouth purchased the Series B Preferred Stock for (i) $4,000,000 cash and (ii) the exercise of certain warrants assigned to NewSouth by Memphis Angels. First Avenue and Memphis Angels also purchased shares of Series B Preferred Stock pursuant to the Purchase Agreement for cash and the exercise of warrants.

        Prior to NewSouth's purchase of the Series B Preferred Stock, the Company had granted Memphis Angels certain registration rights pursuant to a Registration Rights
Agreement dated as of May 14, 2001.  Under the Registration
Rights Agreement, Memphis Angels had the right to require the Company to file a registration statement covering resales of Common Stock issuable upon conversion of the Series B Preferred Stock within 20 days of the closing. Certain demand and piggy-back registration rights were also granted to Memphis Angels. NewSouth, as a purchaser of Series B Preferred Stock, became entitled to certain benefits of the Registration Rights Agreement. The Company subsequently registered shares of Common Stock pursuant to the Registration Rights Agreement.

        In connection with the purchase of Series B Preferred
Stock, NewSouth and the other purchasers of such stock, including Memphis Angels and First Avenue, also entered into a Preferred Stockholders' Agreement (the "Stockholders
Agreement"). The Stockholders Agreement provided for, among other things, restrictions on transfer including rights of first refusal, "drag-along" and "tag-along" rights provided by Memphis Angels, an initial "lock up" period, and certain voting agreements concerning election of the Board of Directors.

        The Certificate of Designation setting forth the rights and privileges of the Series B Preferred Stock
(the "Certificate") provides, among other things, that the shares of Series B Preferred Stock (i) vote on an as-converted basis with the Common Stock (ii) accrue dividends at 8% per annum and have a liquidation preference of $20 per share, as adjusted for stock dividends and splits and other similar events, and (iii) was initially convertible into Common Stock at $2.50 per share or 8 shares of Common Stock per share of Series B Preferred Stock. According to certain adjustment provisions, the conversion ratio was subsequently adjusted to 9.2075 shares of Common Stock for each share of Series B Preferred Stock.

        The descriptions of the Purchase Agreement, the Registration Rights Agreement, and the Stockholders Agreement in this statement are qualified in their entireties by reference to copies of those agreements which are filed as Exhibits to the initial Schedule D of Memphis Angels (filed by Image Investors Portfolio, an affiliate of Memphis Angels, on May 24, 2001), as amended and incorporated by reference herein.

        Other than the Disposition Agreement and the agreements described in this Item 6, to the knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.





ITEMS 7.  MATERIAL TO BE FILED AS EXHIBITS

   Exhibit 1:  Securities Purchase Agreement dated May 14, 2001

   Exhibit 2:  Registration Rights Agreement Dated May 14, 2001

   Exhibit 3:  Series B Preferred Stockholders Agreement dated
               September 26, 2001

       The Securities Purchase Agreement and the Registration Rights Agreement were filed as Exhibits to the Schedule 13D of Image Investors Portfolio (an affiliate of Memphis Angels) on May 24, 2001; the Stockholders Agreement was filed as an Exhibit to Amendment No. 2 of that Schedule 13D on October 2, 2001. Those three agreements are incorporated by reference herein.


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  May 11, 2004

NewSouth Capital Management, Inc.

By:  ______________________________
David Stephen Morrow, Executive Vice President